U.S. SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2026

Commission File No.: 001-04192

(Translation of Registrant's name into English)

c/o Room 2302, 23/F, Oriental Center, 31 Wujiang Road, Shanghai, China 200041

(Address of office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F	☐ Form 40-F

Extraordinary General Meeting of Scully Royalty Ltd. Convened

An Extraordinary General Meeting of Shareholders (the “Extraordinary General Meeting”) of Scully Royalty Ltd. (the “Company”) has been convened, to be held on January 12, 2027 at 10:00 a.m. (Hong Kong time) at Unit 803, Dina House, Ruttonjee Centre, 11 Duddell Street, Hong Kong, SAR China, in response to a written request to requisition an extraordinary general meeting (the “Requisition”) received from certain members of the Company entitled to exercise 20% of the voting rights in respect of the matters for which the meeting was requisitioned, to vote on certain resolutions requested within such Requisition.

The full text of the resolutions to be voted on at the Extraordinary General Meeting will be set out on the notice of the Extraordinary General Meeting that will be given by the board of directors of the Company, pursuant to and in accordance with Article 16.5 of the Company's amended and restated memorandum and articles of association.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCULLY ROYALTY LTD.

By:	/s/ Michael J. Smith
Michael J. Smith
Executive Chairman and Director

Date: October 2, 2026